urban-gro, Inc.

1751 Panorama Point, Unit G

Lafayette, CO 80026

February 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Scott Anderegg
Taylor Beech

Re:	urban-gro, Inc.
Registration Statement on Form S-1
File No. 333-250120

Acceleration Request

Requested Date:	February 11, 2021
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, urban-gro, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-250120) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Nelson Mullins Riley & Scarborough LLP, by calling David Mannheim at (919) 329-3804 or Mike Bradshaw at (202) 689-2808.

Sincerely,

urban-gro, Inc.

By:	/s/ Bradley J. Nattrass
Name:	Bradley J. Nattrass
Title:	Chief Executive Officer and Chairman of the Board